
04006282

2003 ANNUAL REPORT




P.E.
9/30/03



ANHANDLE
ROYALTY
COMPANY

Letter to Shareholders

It is a pleasure to report that fiscal 2003 was the best year financially in your Company's history. It was also the year in which great effort was placed in completing the integration of Wood Oil Company into Panhandle. It was a year of contrasts as new records were set in several areas while a few other areas showed some decline. The details of all these matters are described in the following pages. We will only attempt in this brief letter to summarize some of the highlights.

Financially, Panhandle's revenue increased 65% to a new record $22,456,038. This provided a 1,638% increase in net income to $5,961,622 after provision for income taxes of $2,217,000. Net after tax diluted per share earnings were $2.83, a 1,669% increase over fiscal 2002. Costs and expenses were up only 6% to $14,323,916. New records were set for total assets at $49,402,534, up 10%, and shareholders equity at $22,527,685, up 33%. The future cash flow, before income taxes, from our oil and gas reserves was up 22.3% to $115,741,000, while its 10% discounted value was up 23.1% to $75,497,000. Natural gas reserves increased 1% to 29.463 BCFG. Natural gas production was up 1% to 3,926,124 MCF, setting a new record. New oil and gas reserves added by wells completed during the year were 6.033 BCFG and 122,606 barrels which exceeded gas production by 53% and oil production by 9%. A record 227 working and royalty interest wells were completed during the year as producers. Price received for natural gas was a new record at $4.79/MCF while oil price was not a record but at $29.30/barrel was an increase of 30% over that received in fiscal 2002.



Jerry L. Smith



The only declines to dilute a near-perfect year were in oil production which at 112,746 barrels was down 15% from 2002, and oil reserves which at 835,974 barrels were down 25%. The oil production decrease is due to the continued steady decline of older wells coupled with most of the new wells not commencing production until late in the year. The oil reserve decrease was in large part from the Dagger Draw Field in New Mexico where a new waterflood operation is to commence in 2004. The engineering study upon which the initial phase of the waterflood is based greatly reduced estimated ultimate reserves. If these initial phases are successful, an updated study will be done based upon those results and some of the lost reserves may be regained; however, it would be at least 2005 before those results are evaluated. Though we added 2 BCFG more than production, our overall gas reserves were only up 1% due to several factors which included loss of associated gas at Dagger Draw Field, more rapid decline in the Potato Hills Field than previously estimated, along with poorer performance on some earlier year wells than projected, the movement of several proven undeveloped reserve wells into proven producing without being replaced by new proven undeveloped reserve wells, and the removal of two proven undeveloped reserve wells (one being a dry hole and the other not to be drilled).

With the Wood Oil Company acquisition now behind us we are ready to move forward to new growth both from drilling of wells which add reserves and value and from the possibility of selected future acquisitions where our purchase offer is accepted. To aid in this future growth, the Board and the Company have put in motion several items. Some of these are: The Company was listed at the American Stock Exchange on August 22, 2003, under the symbol PHX; Restructured our debt to a longer term and overall lower interest rate while increasing the amount available but unused should we be successful in a future acquisition; Paid down debt with accompanying interest by more than $5,500,000 - more than projected due to increased cash flow; Appointed Robert Lorenz to the Board as a new director to fill a federal requirement placed on all public companies by the Sarbanes Oxley Act to have a financial expert as chairman of the Audit Committee; Made presentations on the Company to industry and investor groups at selected meetings during the year; Increased the annual dividend by 14% to 32 cents/share effective with December, 2003 dividend; Placed before shareholders for vote at the Annual Meeting in February, 2004, a proposal to split the stock two-for-one effective April 1, 2004.



HW Peace II

We believe the future is bright for your Company to continue moving forward in its growth. The steps have been taken or are to be voted on for this to happen. The market is increasingly recognizing the underlying value of your stock as shown by the trade price increasing 56% from $14.55/share on September 30, 2002, to $22.69/share on September 30, 2003. All indications from economists, analysts and brokerage house forecasters are that the United States will have an increasing demand and decreasing deliverability of natural gas over the next six to seven years until terminals for imports of liquefied natural gas can be constructed along with a pipeline from Alaska. During this period they are projecting gas price to remain at or above $4.00/MCF on an annual basis with weather-related spikes to occasionally double this for certain months. Panhandle with 89% of its recent producing wells being natural gas wells, over 80% of its revenue being from natural gas, a multitude of potential future well locations in Oklahoma on our minerals, and the immediate availability of pipeline connections for sale of gas should place us where we may greatly benefit from growth by drilling. We also are excellently situated financially for growth by selected acquisition. Acquisitions cannot be planned ahead of time but who knows when one might occur and we have another spurt in growth as we did with the Wood acquisition!

We sincerely appreciate your continued support and highly recommend you approve the proposed stock split that is described in the proxy statement accompanying this annual report.

Jerry L. Smith
Chairman

HW Peace II
President and
Chief Executive Officer

Jerry L. Smith

It's no fluke that Jerry L. Smith became involved with Panhandle Royalty Company. Now chairman of the board, Jerry first became interested in the business due to his family's history with the business. When asked, he's quick to list his family's connections to Panhandle... and has always been proud of that heritage.

"One, my grandparents were among the first to contribute their mineral acres to Panhandle and to receive stock in return," Jerry said. "Two, while living in New Mexico, my father, Edward Smith, helped to sell people on the idea of going with New Mexico Osage Royalty Company, which was later acquired by Panhandle.

"Three, George Patterson, my great uncle, helped sell farmers who lived around Elk City, Oklahoma, on the idea of trading mineral rights to Panhandle for stock in the company. And four, my Aunt Lillian, George Patterson's daughter, was married to Panhandle's longtime chairman and CEO, Riley Sheets." In addition to all the ties his family has with Panhandle, Jerry has had his own personal connection with the company, as an individual stockholder, for 25 years. That personal association deepened significantly in 1988 when he began his tenure on the board. He has been chairman of the board since February 1997.

A graduate of the United States Air Force Academy, Jerry was a USAF pilot for seven years. He served as a B-52 aircraft commander and flew 158 missions in Vietnam. He also obtained an MBA from Harvard Business School, after which he worked in banks and savings and loans for 10 years in various locations, including New York and Venezuela. Now self-employed, for more than 20 years Jerry has handled private investments in real estate and securities, including those in Panhandle Royalty Company.

As busy as his own business and his board duties with Panhandle Royalty keep him, however, they aren't his only areas of interest. Currently on the board of trustees for the Falcon Foundation at the USAF Academy, Jerry also once served as both a board member and the treasurer for that school's Association of Graduates. Since 1979 he has served on the Third Congressional District of Texas selection board for nominees to service academies. And in 1980 he became the founding president of the North Texas Association of Air Force Academy Graduates.

Married, with three children and one grandson, Jerry has lived in Dallas since 1977. Yet, he grew up in the Oklahoma panhandle and was born in Elk City... another connection he shares with Panhandle Royalty, since that's where the company originated as well.

When asked about his plans for the future, Jerry is quick to say he intends to stay in the same business and to remain a director at Panhandle "... as long as the shareholders want me."

By the same token, his entire family intends to maintain its connection to Panhandle Royalty. "My family will always try to keep our original stock in the company," Jerry explained. "The reason I got involved with Panhandle in the first place is because my grandparents, Keelen and Cassie Smith, made great sacrifices to put their mineral rights into Panhandle," he added. "Through the years my family has hoped the stock would prove economically successful for us all, and it has.

"We've enjoyed those benefits and I'm very grateful for them. But the people who made all this possible were those who made real sacrifices at the beginning. If it weren't for people like my grandparents who, after acquiring their land in western Oklahoma, then deeded at least part of their mineral rights to a brand-new company called Panhandle Cooperative, the original name for the business, the now successful and profitable Panhandle Royalty Company wouldn't be here today. That's something I'll never forget."

Chris Kauffman



Chris Kauffman

Even though it had a different name then, Panhandle Royalty Company played a major role in Chris Kauffman's childhood. A director of the company today, he remembers employees of what was then called Panhandle Cooperative bringing his maternal grandfather, William "Bill" Darnell, papers to sign during Chris' weekly visits to his grandparents' house.

It was necessary for people to drop papers by the Darnell house because even after becoming bedfast as the result of a stroke, Bill Darnell remained president of Panhandle Cooperative for several years. In fact, in addition to being one of its founders, Bill served as the company's first president from 1926 to 1958.

When asked how his grandfather was able to successfully run the business even after being confined to his bed, Chris explained the company was far less active then. "It was a pretty small operation compared to what Panhandle Royalty Company is today," he said.

Throughout his childhood, Chris' mother, Elizabeth Darnell Kauffman, told him stories about how the business was created. "She said my grandfather and the other founders got on the back of a buckboard and rode horses and the buckboard around Western Oklahoma, talking to all the farmers about signing over part of their mineral interest to Panhandle Cooperative for a share of stock."

Evidently that entrepreneurial spirit is hereditary. After working for 19 years at Aetna Life Insurance Company, where he retired as associate general agent, Chris has owned and operated his own successful businesses since 1982.

One of the founders of Campbell-Kauffman, Inc., Chris continues as a co-owner of both that organization and another business he helped found: the Insurance Center Agency, Inc., where he also serves as chief financial officer and secretary-treasurer.

Business isn't this avid golfer's only interest, however. To date, not one but two Oklahoma City mayors, Ron Norick and Kirk Humphreys, have appointed Chris as trustee and chairman of the Central Oklahoma Transportation and Parking Authority (COTPA). He is also a trustee of the American Public Transit Association in Washington, D.C. On the board for COTPA — which oversees Oklahoma City's public transit system and all of its downtown parking garages— for more than a decade, Chris led the effort to change the city's parking garages from a tax-supported to a revenue-producing enterprise. A lifelong resident, Chris says he would gladly do anything he could to help Oklahoma City. As a result of that desire, he ran for City Council and served on the strategic planning committee for EMSA, the local ambulance service. He and his wife, Judy, attend Quail Springs Baptist Church. In addition, he is a trustee of the Sooner Scholarship Fund Trust for Sigma Nu Fraternity at his alma mater, the University of Oklahoma.

Having spent a lifetime in work and service to others, Chris doesn't plan to ever retire. Instead, he hopes to continue to be involved in his businesses and in his role as a director of the Panhandle Royalty Company. "At least until age 70," he says with a chuckle. "That's the mandatory retirement age for the company's directors. Until then, though, I'll remain on the board as long as the stockholders continue to elect me."

Chris is amazed by how much Panhandle Royalty has grown since his youth. He and his mother were both thrilled when, as a representative of the company, Chris and others associated with Panhandle Royalty rang the bell on the American Stock Exchange in August of 2003. Since it wasn't a publicly traded company in Bill Darnell's day, Chris thinks his grandfather would be "shocked beyond belief that the company has grown to what it is today."

As exciting as he finds the company's current situation... and its future, Chris still values Panhandle Royalty Company's roots, and the unique role his grandfather played in founding and running the organization.

"Not too long ago we came across Panhandle Cooperative's very first share. It was actually numbered 'Share Number One' and had been issued back in 1926 to my grandfather. I thought that was so great. I had it framed and it now hangs on the wall in my home," Chris explains proudly. "I really love being a part of something my grandfather helped build."


...we are ready to move forward
to new growth both from drilling
of wells which add reserves and
value and from the possibility of
selected future acquisitions...

2003 Operational Highlights

Fiscal 2003 was a good year operationally in the areas of wells drilling and wells completed, new well reserves added, selective leasing, management of Company owned fee minerals and excellent oil and gas price received for our production and oil and gas reserve value. There were a total of 503 wells in all categories of working and royalty interests as shown in the nearby tables. This was an increase of 57 or 12.8% from fiscal 2002 which had been the previous most active year. Actual operations (drilling, testing, completed) occurred in 319 of these wells (a 10.4% increase over 2002). Two hundred fifty-nine were completed with 227 being producers for a success rate of 88%. Successful wells consisted of 113 working interest and 114 royalty interest only wells. Gas well completions made up 89% of the successful wells. Panhandle's average working interest was approximately 5% per well with average revenue interest being about 92% of this. The majority of the wells were drilled where participation was with Company-owned fee minerals rather than from leases where royalty is paid to others. At fiscal year end there were 60 wells where we had a revenue interest either testing or drilling. The Company's average royalty interest in wells where we had no working interest was 9/10 of 1%.

Complete consolidation of Wood Oil Company was not finalized until mid fiscal 2003. For this reason and because of low gas price early in the year no interests were acquired in prospects that were new where we did not own minerals. We did however, obtain leases in offsetting units to wells where we previously had a working interest and we believed the reservoir would extend into that area. There remained 55 working interest wells, or 42% of those completed where we had only leasehold or had added leases to our mineral interest. A majority of these wells on leases were developmental or on properties obtained in the Wood Oil Company acquisition. Actual net cost to Panhandle for all wells completed during fiscal 2003 was $7,169,800, which includes any seismic or leasehold cost attributed to a particular well. Additional funds were spent during the year for wells that were still drilling or testing and for workovers and recompletions in older preexisting producers. Those costs are included in the financials but not in the $7,169,800 completed well cost which was used as the basis for determining annual finding cost per MCFE (or BOE).

WORKING INTEREST WELLS

	2003	*2002*	*2001*
Pending & Scheduled	124	99	93
Drilling	12	11	14
Testing	24	22	17
Producing	113 *(11oil,102gas)*	105 *(20oil, 85gas)*	106 *(20oil, 86gas)*
Dry Holes	20	26	25
Totals	293	263	255

ROYALTY INTEREST WELLS

	2003	*2002*	*2001*
Pending & Scheduled	60	58	65
Drilling	3	7	4
Testing	21	21	20
Producing	114 *(14oil,100gas)*	88 *(24oil,64gas)*	94 *(12oil,82gas)*
Dry Holes	12	9	7
Totals	210	183	190


PANHANDLE

Most of the year's well completions were in Oklahoma, but there were 20 of the 259 completions (8%) in the states of New Mexico, Texas, Arkansas and Wyoming. In Oklahoma we had interests in well completions within 36 of the state's 77 counties with large or significant concentrations being described in the following areas. Plats and example well logs are provided to aid in description.

The Mayfield Area –

is located in northwestern Beckham County, Oklahoma, immediately east of the Texas Panhandle. Panhandle owns minerals in 19 sections and leases in 1 within an approximate 70-section area encompassing the current field and its future expansion area. During fiscal 2003, there were 5 working interest and 1 royalty interest wells commenced and/or completed where we had an interest. These wells were completed in the Morrow/Springer between 18,000' to 20,000'; the Atoka carbonate from 15,000' to 17,000'; and the Cherokee wash from 13,000' to 15,000'. The adjacent map indicates the location of these wells and earlier year's wells where the Company has an interest. The Bess No. 1-26 well is an excellent example of the type completion anticipated in the Atoka and Cherokee intervals.

MAYFIELD
Beckham Co. & Roger Mills Co., Oklahoma
Generalized Morrow Structure

Roger Mills Co.
Beckham Co.
11N
10N
TEXAS
26W
25W
24W

LEGEND

2003 Wells Completed, Drilling or Tested
Pre 2003 Producers
2004 Wells Permitted or Proposed
Potential 2004 Locations
Cherokee Wash Producer
Panhandle Minerals
Panhandle Leasehold
Wood Oil Acreage
Oil Wells
Dry Wells
Gas Wells
Township Line
County Line
Fault Line
Shale Interval Deleted

MAYFIELD
Beckham Co., Oklahoma
Sec. 26-11N-26W

ST. MARYS
Bess #1-26
W.I. 1.875%
NRI 1.875%

8%
CHEROKEE WASH
4%
ATOKA CARBONATE WASH

Completed 6/03
Selling 15,516 MCF & 18 B.C./day


CHEROKEE CARBONATE WASH PLAY
Beckham Co. & Roger Mills Co., Oklahoma
Porosity Thickness Map
12N
11N
Roger Mills Co.
Beckham Co.
24W
23W
CHEROKEE CARBONATE
WASH TREND
Roger Mills Co., Oklahoma
Sec. 6-11N-23W
B&W
Jones #5-6
W.I. 4.70699%
NRI 4.12800%
2.71
MATRIX
DENSITY
4%
2.81
MATRIX
DENSITY
4%
UPPER
SKINNER
PROBABLE
FUTURE
PRODUCTION
MIDDLE SKINNER
(NOTE
DIFFERENCE
IN AMOUNT
OF POROSITY
SHOWN BY
USING
DIFFERENT
MATRIX
DENSITY)
Completed 9/03
IPF 1,665 MCFD
17' NET
(4%)
238' NET
(4%)

The Lindy No. 1-12 well initially produced over 7,000 MCF from the morrow. Panhandle had revenue interests ranging from 1% to 7.5% in this year's wells. Depending upon the well and producing interval, gross reserves ranged up to 7.8 BCF and 33,000 barrels. Depending upon depth and objective, these wells cost between $1,800,000 and $4,500,000. Gas price at $4/MCF or higher make these quite attractive economically. It appears that the operators intend to develop this field at approximately 4 wells per section. Early into fiscal 2004, we have approved participation in 6 more wells and anticipate additional proposals during the year. There could easily be a total of 40 more wells proposed on our holdings in the next three to four years, should gas price remain at $4/MCF or better.

The Cherokee Wash Trend (Play) –

began in fiscal 2002 and mushroomed during fiscal 2003 and continues at a rapid pace in fiscal 2004. It is just to the north of the Mayfield area in Roger Mills County, Oklahoma. Panhandle owns minerals in 26 sections and leases in 15 sections within the fairway that encompasses 77 sections as noted on the adjoining plat. We now have a working interest in 20 producers with individual well interest varying from 2.2% to 10.1%, averaging 4.1%. The producing units are 640 acres in size; however, development is occurring at 1 well per 160 acres. Reserves are ranging between 1 and 2.5 BCF and 10,000 barrels per well at completed costs of about $1,600,000. Risk is very low as there have been no dry holes. Initial production rates are in the 1,500 to 4,000 MCF range. The principal reservoir is porosity developed in a stratigraphic trap composed of a carbonate wash detritus eroded from the nearby Wichita


PANHANDLE
ROYALTY
COMPANY


TULLIS PROSPECT
Dewey Co., Oklahoma
Lower Cleveland Sand Thickness Map
16N
15N
20W
19W
TULLIS PROSPECT
Dewey Co., Oklahoma
Sec. 30-16N-19W
JMA ENERGY
Hugh Carney #4-30
W.I. 9.63024%
NRI 7.6810%
TONKAWA SAND
PROBABLE FUTURE PRODUCTION
NET 25'
LOWER CLEVELAND SAND
NET 90'
Completed 9/03
Selling 4,512 MCFD
143 BCPD

Mountains in Pennsylvanian Cherokee time. The reservoir is between 14,000' to 15,000' deep. Previously, many wells had been drilled in this area for shallower granite wash and deeper morrow objectives and had not tested this carbonate wash due to lack of porosity on well logs even though gas shows were noted while drilling. The nearby Jones No. 5-6 well log demonstrates the lack of porosity noted when the log is run on a normal 2.71 density matrix and the amount of porosity shown when run on a 2.81 density matrix that takes into account the detrital dolomite within the reservoir. We anticipate about 15 new well proposals in fiscal 2004 with the potential of up to 40 more over the following three to four years, assuming gas price remains over $4/MCF. We have been very successful in this area over the past two years, after recognizing the carbonate wash potential, in acquiring leasehold of 30 to 60 acres in sections offsetting new production or along geologic trend.

The Tullis Prospect –

is located about 33 miles northeast of the Cherokee carbonate wash trend in southwestern Dewey County, Oklahoma. The middle Pennsylvanian age Cleveland sand reservoir appears to be multiple sands filling a channel cut into the north shelf edge of the Anadarko basin. We have been participating for three years in the development of this reservoir with well interests ranging from 4% to 13% and averaging about 9%. There are now 41 producers and 1 dry hole where we own leases or minerals. We own minerals in only 1 section within the main

LEGEND

2003 Wells Completed, Drilling or Tested	Oil Wells
Pre 2003 Producers	Dry Wells
2004 Wells Permitted or Proposed	Gas Wells
Potential 2004 Locations	Township Line
Cherokee Wash Producer	County Line
Panhandle Minerals	Fault Line
Panhandle Leasehold	Shale Interval Deleted
Wood Oil Acreage	

trend as shown on the nearby plat. During fiscal 2003, we participated in 15 wells that were commenced or completed. The producing unit size is 640 acres; however, the well pattern is now at one well per 160 acres. It appears the two field operators intend to reduce that to one per 80 acres near the thickest portion of the sand. Gross well reserves range from the one dry hole up to 2.4 BCF and 45,000 barrels for fiscal 2003 completions. Gross well costs have slowly increased to now being in the $850,000 to $900,000 range. The adjacent Hugh Carney No. 4-30 well log indicates how good a new well can be and also that there is later recompletion potential for the shallower Tonkawa sand in several of these wells. The field should be mostly developed during fiscal 2004 with probably no more than 6 or 7 new wells during the year.

The Cement Prospect –

is located in the southeastern portion of the Anadarko basin within Caddo and Grady counties, Oklahoma about 100 miles southeast of Tullis Prospect. During fiscal 2003, there were 14 wells commenced or completed where Panhandle had a working or royalty interest as shown on the adjacent plat. The great majority of our interest is leasehold obtained in the Wood Oil purchase. Cement is a giant structure and oil field that has been producing since 1917. It has had several iterations of development caused by deeper drilling and new technology such as 3-D seismic. The geology is very complicated as there were several periods of structural uplift and faulting interspersed with a plethora of sands deposited before, during and between structural events. This complexity allows for the continued discovery and development of previously


CEMENT
COMPOSITE
TYPE LOG
Caddo Co., Oklahoma
CEGX
Hollis #1-11
W.I. 10.9538%
NRI 8.25931%
CULP
UPPER POOLER
MIDDLE POOLER
LOWER POOLER
UPPER MONA
LOWER MONA
Completed 9/03
Selling 2,450 MCF
& 157 B.C.
MARATHON
Kiowa BIA #1-29
W.I. 4.38892%
NRI 3.38139%
PRIMROSE
5.5 MMCFD TEST
5.1 MMCFD TEST
Completed 9/03


CEMENT PROSPECT
Caddo County, Oklahoma
Generalized Structure
6N
5N
10W
9W
8W

untapped reservoirs between 5,000' and 22,000' depth. We have between 1% and 14% working interest in producers. An example nearby of the multiple reservoirs is seen in a composite well log of two fiscal 2003 completions. Depending upon depth, well costs range from $550,000 to $7,000,000 with reserves varying from 25,000 barrels and 500 MCFG to 150,000 barrels and/or over 10 BCFG. We anticipate again participating in over 10 wells during fiscal 2004 with many years of continued drilling at the rate of 5 to 10 wells per year, assuming gas price remains at or above $4/MCF.

The Norman South Base Area –

is located about 40 miles northeast of Cement Field on the south portion of the University of Oklahoma campus. Geologically, this area is part of the central Oklahoma uplift or Nemaha Ridge which forms the east boundary of the Anadarko basin. Over the past 12 years, Panhandle has acquired minerals in a considerable number of sections within Oklahoma, Cleveland, McClain and Pottawatomie counties. These came as acquisitions from Petrocorp, Oryx, Linehan and Wood Oil Company. As shown on the generalized Arbuckle structure map, the area is covered by numerous small (160 to 320 acre) structures at the level of the Ordovician age Simpson Group sands. These sand reservoirs are prolific producers mostly of oil at depths in the 7,000' to 10,000' range. The Potts No. 2-7 was drilled and completed during fiscal 2003 on our minerals where we had an 8.33% interest. The well was completed from both Oil Creek and Upper Arbuckle sands for 376 BOPD. Campbell and Associates estimated the wells ultimate reserves to be 262,000 barrels which should provide us with a return of investment (ROI) of 5.33/1. An additional well is to spud on an adjacent anomaly ⅔ miles northeast in December, 2003. This geologic area has been the subject of at least two 3-D seismic programs during the past three years and wells are now being proposed. We believe our extensive mineral holdings will provide us the ability to participate in several future wells in the next three to six years where our interests will vary by well from 3% to 20%.

NORMAN SOUTH BASE AREA
Cleveland Co., Oklahoma
Generalized Arbuckle Structure


6
5
8N
7
8
2W

LEGEND

2003 Wells Completed, Drilling or Tested	Oil Wells
Pre 2003 Producers	Dry Wells
2004 Wells Permitted or Proposed	Gas Wells
Potential 2004 Locations	Township Line
Cherokee Wash Producer	County Line
Panhandle Minerals	Fault Line
Panhandle Leasehold	Shale Interval Deleted
Wood Oil Acreage	

NORMAN SOUTH BASE AREA
Cleveland Co., Oklahoma
Sec. 7-8N-2W

Okland – Potts #2-7
W.I. 8.333%
NRI 8.333%


BASAL OIL CREEK
ARBUCKLE
Completed 4/03
IPF 376 BOPD

The Potato Hills Field –

is located 140 miles southeast of Oklahoma City on the Latimer/Pushmataha County line. It was the Company's most prolific single gas field from 1999 to 2002. The shallower Pennsylvanian age Jackfork "Ratcliff" sand reservoir was mostly developed by that time and a steep decline in production commenced with the field dropping from over 140,000 MCF/D to less than 60,000 MCF/D in fiscal 2003. Panhandle owns minerals or leases in 13 of the 24 producing sections as shown on the generalized "Ratcliff" sand structure map. Those interests vary by section from ½ of 1% to 9%. The field through June had sold 120.5 BCFG with net gas sales to Panhandle exceeding $10,600,000 from a net 3.1 BCFG. The operator believes there are additional deeper undiscovered gas reservoirs below the

POTATO HILLS FIELD

Leflore & Pushmataha Co., Oklahoma
Sec. 34-3N-20E


GHK
Mary #2-34
W.I. 3.4900%
NRI 5.7653%
RATCLIFF SD
PROBABLE FUTURE PRODUCTION (FIELD PAY ZN)
122' NET
1ST REPEATED JACKFORK (NEW DEEP PAY ZN)
54' NET
Completed 9/03
IPF 4,250 MCFD
POTATO HILLS
Latimer Co. & Pushmataha Co., Oklahoma
Generalized "Ratcliff" Sand Structure
3N
2N
19E
20E
21E

shallow “Ratcliff” sand and has now drilled two 20,000' wells. The first was completed in the Ratcliff two years ago after the deeper hole was lost when drill pipe was stuck. The second, the Mary No. 2-34 (see well log), was completed this year as a discovery from deeper thrust repeated Jackfork sands found between 18,000' to 20,000'. Panhandle has participated in both these wells but at a reduced interest. These wells cost between $15,000,000 to $19,000,000 apiece, so we leased a portion of our minerals in each to reduce risk cost and increase our revenue interest to an amount greater than our working interest. The operator is now preparing the location for drilling a 28,000' wildcat in the SE/4 of section 28, where we have no minerals or leases. We do have all deep rights on our minerals in two direct offsets, should he make a deeper discovery. For such a discovery to be economical, reserves would have to exceed 10 BCF/well. The operator is looking for 20 BCF/well. Over the next three to four years, we will learn whether there are even larger reserves than the current field has produced.

LEGEND


2003 Wells Completed, Drilling or Tested
Pre 2003 Producers
2004 Wells Permitted or Proposed
Potential 2004 Locations
Cherokee Wash Producer
Panhandle Minerals
Panhandle Leasehold
Wood Oil Acreage
Oil Wells
Dry Wells
Gas Wells
Township Line
County Line
Fault Line
Shale Interval Deleted

The South Buffalo Area –

is located in far northwest Oklahoma on the northwest shelf of the Anadarko basin. Panhandle has extensive mineral holdings with interest in some sections being 33% and in most being over 10%. The Lower Morrow Thickness map shows the interval thinning from the basin in the south toward the shelf to the north until it finally disappears. The Morrow is found between 7,000' and 8,000' depth and usually has 1 or 2 sands which develop lenses of porosity that create traps for natural gas.

SOUTH BUFFALO AREA
Harper Co., Oklahoma
Lower Morrow Thickness
C.I. = 25'

We have two working interest and one royalty interest completions to date with up to 10 potential wells to be drilled in fiscal 2004. These wells cost less than $500,000 and have reserves of .75 BCFG to 1.5 BCFG/well. Due to the lenticular nature of the sands, the risk of a dry hole is greater than other areas, but the low well cost and large mineral interest with success could add substantially to our reserves if price remains over $4/MCF for the next three to four years.

Summary –

The 7 areas described above account for 70 of the wells commenced or completed during fiscal 2003. Those, plus another 23 producing wells in our “bread and butter” Cherokee trend and granite wash area of Beckham, Roger Mills, Custer and Washita counties, Oklahoma, provide probably 75% of fiscal 2003 well cost and reserve additions. Five years ago, the only one of these areas we highlighted was the “bread and butter” trend. Panhandle’s extensive mineral holdings allow us to participate in most of the “hot” drilling areas that occur periodically in Oklahoma and we will continue to have that opportunity in the future. The price of gas at $4/MCF is a driving force for more drilling in Oklahoma and for future significant areas to Panhandle which are unknown at this time. Over the past three years, Panhandle has had a working or royalty interest in 8 to 10% of the wells completed in Oklahoma.

Annual Wells Completed

Total Wells

250

200

150

100

50

0

1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Producing W.I. Producing R.I. Dry Holes

Reserves

Reserve additions from new wells completed during the year were 6.033 BCFG and 122,606 barrels of oil. These new reserves replaced 153% of the fiscal year's gas production and 109% of the year's oil production. Total natural gas reserves at year-end were 29.463 BCFG. Oil reserves at year-end were 835,974 barrels. Total gas reserves were a 1% increase over fiscal 2002. Total oil reserves were a 25% decrease from fiscal 2002. The small increase in year-end total gas reserves was the result of revisions of estimates of previous reserves caused primarily by a more rapid decline in rate of production in some older wells (particularly the Potato Hills Field) and the movement of some reserves from the proven undeveloped category to the proven producing category as wells were drilled during the year, with no new replacement well in the proven undeveloped category. The most significant decline in oil reserves came from the Dagger Draw Field in New Mexico where one of our two field operators proposed a waterflood to be initiated in 2004. The estimated reserves for the early stages of the waterflood considerably reduce ultimate reserves in the area of their operations. Should the flood be successful, future phases may restore these reserves; however, that will only be determined as the results of the early phases are available, probably by 2005 or 2006. Panhandle's reserves were determined by Campbell and Associates, an independent engineering firm.

Barrels of Oil Reserves/Production

Reserve Barrels
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0

Production Barrels
120,000
100,000
80,000
60,000
40,000
20,000
0

1999 2000 2001 2002 2003

Reserves Production


MCF of Gas Reserves/Production
Reserve MCF
Production MCF
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
5,400,000
4,500,000
3,600,000
2,700,000
1,800,000
900,000
0
1999
2000
2001
2002
2003

The estimated future cash flow of Panhandle's reserves increased significantly by 22.3% to $115,741,000. At a 10% discount, this value is $75,497,000, a 23.1% increase over fiscal 2002. This increase is essentially due to a 41.3% climb in natural gas price to $4.41/MCF. Oil price decreased 1.3% to $27.39 per barrel. These were the prices the Company received for sales on September 30, 2003. Those prices were used without escalation to value the reserves. The reserve values are net after deduction for estimated cost to produce the reserves and production taxes, but before any income tax is applied. The fields mentioned earlier in this report provided the majority of the new reserves.

For the new reserves added during the year in all proven categories to be produced at exactly the price used, over their lifetime, after deduction for lease operating expense and production taxes, Panhandle's ultimate return of investment (ROI) for drilling fiscal 2003 wells (including dry holes) which were completed should be $3.29 for each dollar spent.

Reserves

Proved Developed Reserves	Barrels of Oil	MCF of Gas
September 30, 1999	433,263	11,519,071
September 30, 2000	408,732	11,585,331
September 30, 2001	412,705	13,236,455
September 30, 2002	820,790	22,896,330(1)
September 30, 2003	703,400	23,599,473(1)

Proved Undeveloped Reserves	Barrels of Oil	MCF of Gas
September 30, 1999	287,940	1,596,149
September 30, 2000	251,508	2,803,789
September 30, 2001	263,386	4,451,895
September 30, 2002	294,415	5,219,570
September 30, 2003	132,575	4,670,400

Total Proved Reserves	Barrels of Oil	MCF of Gas
September 30, 1999	721,203	13,115,220
September 30, 2000	660,240	14,389,120
September 30, 2001	676,091	17,688,350
September 30, 2002	1,115,205	28,115,900 (1)
September 30, 2003	835,978	28,269,873 (1)

(1) These reserve amounts are net of approximately 1.2 bcf of CO_2 gas reserves owned by the Company.

Estimated future net cash flows:

	9-30-03	9-30-02	9-30-01	9-30-00	9-30-99
Proved Developed	$97,847,582	$76,081,978	$25,797,780	$48,481,740	$33,049,035
Proved Undeveloped	$17,893,760	$18,572,672	$10,141,828	$16,604,661	$8,942,345
Total Proved (1)	$115,741,342	$94,654,650	$35,939,608	$65,086,401	$41,991,380

10% Discounted present value of estimated future net cash flows:

	9-30-03	9-30-02	9-30-01	9-30-00	9-30-99
Proved Developed	$63,591,623	$49,485,409	$17,533,672	$32,122,191	$22,066,753
Proved Undeveloped	$11,905,681	$11,868,812	$6,589,021	$11,417,769	$5,566,777
Total Proved (1)	$75,497,304	$61,354,221	$24,122,693	$43,539,960	$27,633,530

(1) Before income taxes. Prices used for determining future cash flows from oil and natural gas were as follows: 2003 - $27.39, $4.43; 2002 - $27.76, $3.12; 2001- $24.03, $1.81; 2000 - $32.84, $3.96; 1999 - $23.29, $2.70

Mineral Interests

	Net Acres	Gross Acres	Net Acres Prod'g	Gross Acres Prod'g	Net Acres Leased	Gross Acres Leased	Net Acres Open	Gross Acres Open
Arkansas	10,050	44,636	1,068	2,756			8,982	41,880
Colorado	8,327	39,299	109	219			8,217	39,080
Florida	6,901	13,849	40	320			6,901	13,849
Illinois	1,068	5,038					1,028	4,718
Kansas	3,122	11,976	110	880			3,012	11,096
Montana	1,008	17,947					1,008	17,947
Nebraska	1,319	13,249					1,319	13,249
North Dakota	11,179	64,286					11,179	64,286
New Mexico	57,456	172,879	1,365	6,200	140	560	55,951	166,119
Oklahoma	113,146	949,467	27,914	201,465	1,538	3,167	83,693	737,608
South Dakota	1,825	9,300					1,825	9,300
Texas	43,085	361,017	6,889	76,999	172	1,901	36,025	282,117
Other	904	6,111					904	6,111
TOTAL:	259,390	1,709,054	37,495	288,839	1,850	5,628	220,045	1,407,361


Wood Oil Lease & Fee Mineral Ownership by County
PRC Lease & Fee Mineral Ownership by County

Minerals and Leasehold

During fiscal 2003 the Company was successful in selling its 1,584 net mineral acres in Tennessee and a few acres in Florida. Some individual mineral tracts were purchased by the Company and review of title of a few deeds revised ownership in some tracts. The net result is that at 259,390 net acres, we own 645 acres less than in fiscal 2002. At year-end 37,495 had producing wells on them and another 1,850 net acres were leased but not producing. The adjacent table lists this ownership by state.

The Company continued to acquire leases in areas adjacent to where we have mineral ownership. Additionally, we occasionally are able to increase our working interest participation in wells that we believe have high potential by obtaining leasehold farm-ins. Final title check of the Wood Oil acquisition leases also indicated a few corrections in their leasehold. The sum of the above is that net leasehold acres increased by 25% over fiscal 2002 to 20,227 net acres with 16,353 of them held by production.



The following table summarizes consolidated financial data of the Company and should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of the Company, including the Notes thereto, included elsewhere in this report.

	Year Ended September 30,				
	2003(A)	*2002(A)*	*2001*	*2000*	*1999*
Revenues					
Oil & Gas Sales	$ 22,098,198	$ 13,080,754	$ 12,546,055	$ 9,091,920	$ 5,077,240
Lease Bonuses	72,765	41,497	17,991	82,030	10,773
Interest & Other	285,075	469,146	231,876	104,024	29,462
	$ 22,456,038	$ 13,591,397	$ 12,795,922	$ 9,277,974	$5,117,475
Costs & Expenses					
Lease Oper. Exp. & Prod. Taxes	$ 4,013,572	$ 3,001,449	$ 1,771,789	$ 1,458,935	$ 963,804
Exploration Costs (B)	469,224	417,971	947,046	514,739	535,431
Depr. Depl. Amortization	5,783,457	5,845,779	1,670,961	1,789,491	1,379,562
Provision for Impairment	692,220	1,116,234	848,535	262,998	357,891
Gen. & Administrative	2,666,177	2,263,908	1,689,426	1,450,241	1,164,745
Interest Expense	699,266	895,997	779	15,643	16,943
	$ 14,323,916	$ 13,541,338	$ 6,928,536	$ 5,492,047	$ 4,418,376
Income before Provision (Benefit) for Income Taxes	$ 8,132,122	$ 50,059	$ 5,867,386	$ 3,785,927	$ 699,099
Cumulative effect of accounting changes, net of taxes of $28,500 (C)	46,500	_	_	_	_
Provision (Benefit) for Income Taxes	2,217,000	(293,000)	1,600,000	925,000	(35,000)
Net Income	$ 5,961,622	$ 343,059	$ 4,267,386	$ 2,860,927	$ 734,099

	Year Ended September 30,				
	2003(A)	*2002(A)*	*2001*	*2000*	*1999*
Diluted Earnings per share	$ 2.83	$ .16	$ 2.05	$ 1.38	$ .36
Dividends Declared per share	$ .28	$ .28	$ .35	$ .28	$ .27
Weighted Average					
Shares Outstanding					
Basic	2,081,372	2,067,872	2,060,109	2,055,470	2,047,507
Diluted	2,103,713	2,089,972	2,085,044	2,077,430	2,063,906
Net Cash Provided					
By Operating Activities	$ 13,198,368	$ 7,481,195	$ 9,302,965	$ 5,366,066	$ 2,836,783
Total Assets	$ 49,402,534	$ 44,837,060	$ 25,279,684	$ 16,210,327	$13,263,877
Long-Term Debt	$ 12,666,661	$ 14,024,000	$ 4,050,000	$ 0	$ 0
Shareholder's Equity	$ 22,527,685	$ 16,953,294	$ 16,995,050	$ 13,353,814	$11,048,604

All per share amounts are adjusted for the effect of the 3-for-1 stock split which was effective May 7, 1999.

(A) *2002 and 2003 results included are consolidated amounts of Panhandle Royalty Company and wholly owned subsidiary Wood Oil Company, acquired October 1, 2001.*

(B) *The Company uses the successful efforts method of accounting for its oil and gas activities.*

(C) *Represents the income effect of the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations on October 1, 2002. See Note 1: Summary of Significant Accounting Policies of Notes to the Condensed Consolidated Financial Statements for a complete discussion.*


PANHANDLE
ROYALTY
COMPANY

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements for 2004 and later periods are made throughout this document. Such statements represent estimates of management based on the Company's historical operating trends, its proved oil and gas reserves and other information currently available to management. The Company cautions that the forward-looking statements provided herein are subject to all the risks and uncertainties incident to the acquisition, development and marketing of, and exploration for oil and gas reserves. These risks include, but are not limited to oil and natural gas price risk, environmental risk, drilling risk, reserve quantity risk and operations and production risks. For all the above reasons, actual results may vary materially from the forward-looking statements and there is no assurance that the assumptions used are necessarily the most likely to occur.

GENERAL

The Company's principal line of business is the production and sale of oil and natural gas. Results of operations are dependent upon the quantity of production and the price obtained for such production. Prices received by the Company for the sale of its oil and natural gas have fluctuated significantly from period to period. Such fluctuations affect the Company's ability to maintain or increase its production from existing oil and gas properties and to explore, develop or acquire new properties.

Cash Flow From Operations

Dollars

$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0

1999 2000 2001 2002 2003

The following table reflects certain operating data for the periods presented:

	For the Year Ended September 30,		
	2003	*2002*	*2001*
Production:			
Oil (bbls)	112,746	132,514	68,530
Gas (mcf)	3,926,124	3,897,084	2,208,238
Average Sales Price:			
Oil (per bbl)	$ 29.30	$ 22.48	$ 28.16
Gas (per mcf)	$ 4.79	$ 2.59	$ 4.81

RESULTS OF OPERATIONS 2003 COMPARED TO 2002

REVENUES

Total revenues increased 65% to $22,456,038 in 2003 compared to $13,591,397 in 2002. The increase was due to a large increase in the average sales price for natural gas in 2003; offset somewhat by a 15% decrease in oil production volumes in 2003. Gas production volume was basically flat in 2003 compared to 2002. New production from the Company's drilling activity replaced the normal decline of existing gas wells. Few oil wells have been drilled in recent years, thus, oil production continues to decline.


Revenues
Dollars
$24,000,000
$21,000,000
$18,000,000
$15,000,000
$12,000,000
$9,000,000
$6,000,000
$3,000,000
$0
1999
2000
2001
2002
2003

LEASE OPERATING EXPENSES AND PRODUCTION TAXES (LOE)

LOE continues to increase each year as the Company increases the number of working interest wells in which it has an interest. The Company participated in a record number of working interest wells in 2003. Gross production taxes are paid as a percentage of oil and gas sales revenues and thus increased substantially in 2003 due to the large increase in oil and gas sales revenues.

EXPLORATION COSTS

Exploration costs increased $51,253 or 12% in 2003 as compared to 2002. The increased costs were primarily dry hole costs. As previously mentioned, the Company participated in a record number of wells in 2003, several of which were exploratory. As the Company utilizes the successful efforts method of accounting for oil and gas operations, dry holes resulted in the expensing of all costs associated with those wells.

DEPRECIATION, DEPLETION AND AMORTIZATION (DD&A)

DD&A declined $62,322 or 1% in 2003. The decline was principally due to decreased oil production volume in 2003, reducing the units of production DD&A on the Company's oil properties.

PROVISON FOR IMPAIRMENT

The provision for impairment of the Company's oil and gas properties decreased $424,014, or 38% in 2003. This decrease can be principally attributed to the higher market price for natural gas at year-end 2003 as compared to year-end 2002.



GENERAL AND ADMINISTRATIVE COSTS (G&A)

G&A costs increased $402,269 in 2003. Personnel related expenses (including salaries, payroll taxes, insurance expenses and ESOP expenses) increased approximately $137,000 in 2003. G&A expense related to the Non-Employee Directors Deferred Compensation Plan ("the Plan") increased approximately $180,000 in 2003. This increase was a result of the Company recognizing a charge to general and administrative expense to adjust the potential shares in the Plan to market price at September 30, 2003, versus a minimal charge in 2002 for the same adjustment. The Non-Employee directors have taken these potential shares, rather than a cash payment for their director's fees. In addition, the Company incurred expenses of approximately $50,000 upon listing its shares on the American Stock Exchange in 2003.



Net Income
Dollars
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
1999
2000
2001
2002
2003

INTEREST EXPENSE

Interest expense decreased $196,731 or 22% in 2003. The decrease was due to lower outstanding debt balances, and lower effective interest rates.

PROVISION FOR INCOME TAXES

The provision for income taxes increased in 2003, due to a much larger income before taxes (as discussed above). The Company continued to be able to utilize tax credits from production of "tight gas sands" natural gas and excess percentage depletion on its oil and gas properties to reduce its tax liability, and its effective tax rate from the federal and state statutory rates. The effective tax rate was approximately 27% in 2003 and 2001 while a tax benefit was provided in 2002.

OVERVIEW

The Company recorded a net income of $5,961,622 in 2003, compared to a net income of $343,059 in 2002. Total revenues were larger as a result of significantly increased oil and gas sales revenues generated by increases in the average sales prices of oil and natural gas in 2003 as compared to 2002.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003, the Company had positive working capital of $1,335,344 as compared to negative working capital of $2,399,457 at September 30, 2002. The increase in working capital from September 30, 2002, to September 30, 2003, is the result of increased oil and gas sales revenues during 2003, which is discussed in

Results of Operation above, and the reduction in the current portion of long-term debt by $2,000,000. This reduction in the current portion of long-term debt is the result of restructuring the Company's bank debt in March 2003. The fixed monthly principal payment on the bank debt was reduced from $333,000 to $166,667. For a further discussion of the Company's bank debt see Note 4: Long Term Debt of Notes to the Condensed Consolidated Financial Statements contained herein. Cash flow from operating activities increased 76% to $13,198,368 for fiscal 2003, as compared to fiscal 2002, primarily due to a significant increase in product sales prices.

Capital expenditures for oil and gas activities for 2003 amounted to $9,195,916, as compared to $6,967,767 for 2002, exclusive of $15,229,466 used to acquire Wood Oil Company.

The Company has historically funded its capital expenditures, overhead costs and dividend payments from operating cash flow. Due to the increased capital expenditure level in 2003, the Company borrowed, early in the year, $1,525,000 on its revolving bank loan to help fund those expenditures. As a result of the increased cash flow from higher prices received for natural gas in the last three quarters of fiscal 2003, the Company made total principal payments of $4,878,335 on its bank debt. The Company has approximately $7.8 million available credit under the bank debt facility which is in place, for capital expenditures, acquisitions or any combination of uses. Further, the credit facility could be increased, if needed, for a large acquisition.

2002 COMPARED TO 2001

REVENUES

Total revenues increased 6% to $13,591,397 in 2002, compared to $12,795,922 in 2001. The increase was a direct result of increased sales volumes for both oil and natural gas offset by dramatically reduced sales prices for both oil and natural gas, as outlined in the table on page 22. The increased sales volume of both oil and natural gas is almost exclusively due to the addition of production from the Wood Oil acquisition properties. Wood Oil's production volumes were 1,582,277 mcf (94% of the gas volume increase) and 74,294 barrels (100% of the oil volume increase). The reduction in average sales price was simply the result of world market conditions for crude oil and natural gas prices returning to more sustainable price levels from the ultra high prices of certain months in fiscal 2001.

LEASE OPERATING EXPENSES AND PRODUCTION TAXES (LOE)

LOE increased $1,251,482 to $2,173,667 in 2002. 95% of the increase was due to LOE on the Wood acquisition properties. Gross production taxes are paid as a percentage of oil and gas sales revenues and thus fluctuate by increases in oil and gas sales revenues.

EXPLORATION COSTS

Exploration costs declined 56% in 2002 as fewer exploratory wells were drilled in 2002, thus, reducing the chance of an exploratory well being a dry hole, which under the successful efforts



accounting method are expensed as exploration costs.

DEPRECIATION, DEPLETION AND AMORTIZATION (DD&A)

DD&A increased 250% in 2002 or $4,174,818. The majority of the increase, $3,099,085, was DD&A on the Wood acquisition properties. The DD&A on these properties was calculated using the fair value of the properties which was assigned in the purchase accounting done at the acquisition date. In addition, a full year of DD&A on many wells completed late in 2001 was recognized in 2002. Drilling and completion costs in fiscal 2001 were extremely high as drilling rigs and completion equipment enjoyed high utilization rates during the year. These high costs were thus being amortized in 2002.

PROVISION FOR IMPAIRMENT

The provision for impairment of the Company's oil and gas properties increased 32% or $267,699 in 2002. The increase is due again to the high costs of drilling and equipping wells in 2001 coupled with disappointing production volumes on several wells, resulting in impairment on those fields and several individual wells as those wells came on line in fiscal 2002.

GENERAL AND ADMINISTRATIVE COSTS (G&A)

G&A increased $574,482 in 2002 or 34%. The majority of the increase was due to G&A associated with Wood Oil and the three employees retained from Wood. Additionally one other employee was hired during 2002 and personnel-related expenses (including salaries, payroll taxes, insurance expense and ESOP expense) increased in during the year.

INTEREST EXPENSE

Interest expense increased by $895,218 in 2002. The increase is due to interest paid on the loan used to acquire Wood Oil. The acquisition was funded by a new $20,000,000 five-year term loan which requires monthly principal and interest payments. At September 30, 2002, the interest rate on the term loan was 4.5%.

PROVISION FOR INCOME TAXES

The provision for income taxes decreased in 2002 due to a much lower income before taxes. The Company continues to be able to utilize tax credits from production of "tight gas sands" natural gas and excess percentage depletion on its oil and gas properties. The effective tax rate was approximately 27% in 2001. The aggregate income tax benefit of $293,000 in 2002, was primarily a result of percentage depletion and "tight gas sands" credits reducing the expected federal income tax expense by approximately $279,000.

OVERVIEW

The Company recorded a net income of $343,059 in 2002, compared to net income of $4,267,386 in 2001. This decrease was the result of lower oil and natural gas sales prices and increased LOE, DD&A, impairment, G&A and interest expense. The increased expenses, for the most part, were a result of the Wood Oil acquisition.

CRITICAL ACCOUNTING POLICIES

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. However, the accounting principles used by the Company generally do not change the Company's reported cash flows or liquidity. Generally, accounting rules do not involve a selection among alternatives, but involve a selection of the appropriate policies for applying the basic principles. Interpretation of the existing rules must be done and judgments made on how the specifics of a given rule apply to the Company.

The more significant reporting areas impacted by management's judgments and estimates are crude oil and natural gas reserve estimation, impairment of assets and tax accruals. Management's judgments and estimates in these areas are based on information available from both internal and external sources, including engineers, geologists and historical experience in similar matters. Actual results could differ from the estimates as additional information becomes known.

OIL AND GAS RESERVES

Of these judgments and estimates, management considers the estimation of crude oil and natural gas reserves to be the most significant. Changes in crude oil and natural gas reserve estimates affect the Company's calculation of depreciation and depletion, provision for abandonment and assessment of the need for asset impairments. The Company's consulting engineer with assistance from Company geologists prepares estimates of crude oil and natural gas reserves based on available geologic and seismic data, reservoir pressure data, core analysis reports, well logs, analogous reservoir performance history, production data and other available sources of engineering, geological and geophysical information. As required by the guidelines and definitions established by the Securities and Exchange Commission, these estimates are based on current crude oil and natural gas pricing. As previously discussed, crude oil and natural gas prices are volatile and largely affected by worldwide consumption and are outside the control of management. Projected future crude oil and natural gas pricing assumptions are used by management to prepare estimates of crude oil and natural gas reserves used in formulating managements overall operating decisions in the exploration and production segment.

SUCCESSFUL EFFORTS METHOD OF ACCOUNTING

The Company has elected to utilize the successful efforts method of accounting for its oil and gas exploration and development activities. Exploration expenses, including geological and geophysical costs, rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as oil and gas is produced. The accounting method may yield significantly different operating results than the full cost method.

IMPAIRMENT OF ASSETS

All long-lived assets are monitored for potential impairment when circumstances indicate that the carrying value of the asset may be greater than its future net cash flows. The evaluations involve a significant amount of judgment since the results are based on estimated future events, such as inflation rates, future sales prices for oil and gas, future costs to produce these products, estimates of future oil and gas reserves to be recovered and the timing thereof, the economic and regulatory climates and other factors. The need to test a field for impairment may result from significant declines in sales prices or unfavorable adjustments to oil and gas reserves. Any assets held for sale are reviewed for impairment when the Company approves the plan to sell. Estimates of anticipated sales prices are highly judgmental and subject to material revision in future periods. Because of the uncertainty inherent in these factors, the Company cannot predict when or if future impairment charges will be recorded.

Proven Reserves - MCFE

MCFE of Gas

36,000,000
32,000,000
28,000,000
24,000,000
20,000,000
16,000,000
12,000,000
8,000,000
4,000,000
0

1999 2000 2001 2002 2003

TAX ACCRUALS

The estimation of the amounts of income tax to be recorded by the Company involves interpretation of complex tax laws and regulations. Although the Company's management believes its tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

The above description of the Company's critical accounting policies is not intended to be an all-inclusive discussion of the uncertainties considered and estimates made by management in applying accounting principles and policies. Results may vary significantly if different policies were used or required and if new or different information becomes known to management.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's results of operations and operating cash flows are impacted by changes in market prices for oil and gas. Operations and cash flows are also impacted by changes in the market interest rates related to the revolving credit facility which bears interest at an annual variable interest rate equal to the national prime rate minus ¾% or LIBOR for one, three or six month periods, plus 1.8%. At September 30, 2003, a one percent change in the prime interest rate would have resulted in approximately a $55,000 change in annual interest expense. The Company has a $10,000,000 term loan (remaining balance of $9,166,665 at September 30, 2003) which matures on April 1, 2008. The interest rate is fixed at 4.56% until maturity.

Trading Market for Securities

The Company's common stock is listed on the American Stock Exchange (symbol PHX). The following table sets forth the high and low trade prices of the Company's common stock during the periods indicated:

Quarter Ended	*High*	*Low*
December 31, 2001	$ 18.00	$ 14.70
March 31, 2002	$ 15.15	$ 14.35
June 30, 2002	$ 15.90	$ 14.00
September 30, 2002	$ 14.95	$ 12.75
December 31, 2002	$ 20.20	$ 12.00
March 31, 2003	$ 18.13	$ 15.25
June 30, 2003	$ 23.84	$ 14.94
September 30, 2003	$ 23.91	$ 21.40

As of December 5, 2003, there were approximately 2,700 holders of record of the Company's class A common stock.

During the past two years, cash dividends have been paid as follows on the class A common stock:

Date	*Rate Per Share*
December 2001	$ .07
March 2002	$ .07
June 2002	$ .07
September 2002	$ .07
December 2002	$ .07
March 2003	$ .07
June 2003	$ .07
September 2003	$ .07

The Company's line of credit loan agreement contains a provision limiting the paying or declaring of a cash dividend to fifty percent of cash flow, as defined, of the preceding twelve-month period. See Note 4 to the consolidated financial statements contained herein.

The Company's annual meeting is scheduled for February 27, 2004, at the Hilton Inn Northwest, 2945 NW Expressway, Oklahoma City, Oklahoma, at 9:00 a.m. Notice of the meeting and a proxy statement will be sent to shareholders in late January, 2004.

Panhandle's extensive mineral holdings allow us to participate in most of the "hot" drilling areas that occur periodically in Oklahoma...



Report of Independent Auditors

Board of Directors and Stockholders
Panhandle Royalty Company

We have audited the accompanying consolidated balance sheets of Panhandle Royalty Company (the Company) as of September 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Panhandle Royalty Company at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Oklahoma City, Oklahoma
December 5, 2003


PANHANDLE
ROYALTY
COMPANY

Consolidated Balance Sheets

	September 30 2003	September 30 2002
Assets:		
Current assets:		
Cash and cash equivalents	$ 593,006	$ 242,836
Oil and gas sales receivable	3,989,877	2,533,249
Prepaid expenses and other	117,422	5,709
Total current assets	4,700,305	2,781,794
Property and equipment at cost, based on successful efforts accounting:		
Producing oil and gas properties	65,342,062	58,697,095
Nonproducing oil and gas properties	9,610,757	9,754,336
Furniture and fixtures	405,514	360,784
	75,358,333	68,812,215
Less accumulated depreciation, depletion, and amortization	31,685,848	27,860,713
Net properties and equipment	43,672,485	40,951,502
Investment in partnerships, at equity	782,587	856,607
Other	247,157	247,157
Total assets	$ 49,402,534	$ 44,837,060
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 552,201	$ 653,758
Accrued liabilities:		
Deferred compensation	519,783	321,555
Interest	40,213	66,567
Other	121,972	133,308
Income taxes payable	130,788	10,063
Long-term debt due within one year	2,000,004	3,996,000
Total current liabilities	3,364,961	5,181,251
Long-term debt	12,666,661	14,024,000
Deferred income taxes	10,315,000	8,639,000
Asset retirement obligation and other noncurrent liabilities	528,227	39,515
Stockholders' equity:		
Class A voting common stock, $.0333 par value; 6,000,000 shares authorized, 2,089,101 issued and outstanding (2,079,423 in 2002)	69,637	69,314
Capital in excess of par value	1,091,886	896,643
Retained earnings	21,366,162	15,987,337
Total stockholders' equity	22,527,685	16,953,294
Total liabilities and stockholders' equity	$ 49,402,534	$ 44,837,060

See accompanying notes.

Consolidated Statements of Income

	Year ended September 30		
	2003	2002	2001
Revenues:			
Oil and gas sales	$ 22,098,198	$ 13,080,754	$ 12,546,055
Lease bonuses and rentals	72,765	41,497	17,991
Interest	13,580	36,743	47,141
Income from partnerships and other	271,495	432,403	184,735
	22,456,038	13,591,397	12,795,922
Costs and expenses:			
Lease operating expenses and production taxes	4,013,572	3,001,449	1,771,789
Exploration costs	469,224	417,971	947,046
Depreciation, depletion, and amortization	5,783,457	5,845,779	1,670,961
Provision for impairment	692,220	1,116,234	848,535
General and administrative	2,666,177	2,263,908	1,689,426
Interest expense	699,266	895,997	779
	14,323,916	13,541,338	6,928,536
Income before provision for income taxes and cumulative effect of accounting change	8,132,122	50,059	5,867,386
Provision (benefit) for income taxes	2,217,000	(293,000)	1,600,000
Net income before cumulative effect of accounting change	5,915,122	343,059	4,267,386
Cumulative effect of accounting changes, net of taxes of $28,500	46,500	-	-
Net income	$ 5,961,622	$ 343,059	$ 4,267,386
Basic earnings per common share			
Income before cumulative effect of accounting change	$ 2.84	$ .17	$ 2.07
Cumulative effect of accounting change	.02	-	-
Net income	$ 2.86	$ .17	$ 2.07
Diluted earnings per common share			
Income before cumulative effect of accounting change	$ 2.81	$ .16	$ 2.05
Cumulative effect of accounting change	.02	-	-
Net income	$ 2.83	$ .16	$ 2.05

See accompanying notes.

Consolidated Statements of Stockholder's Equity

	Common Stock Shares	*Common Stock Amount*	*Capital in Excess of Par Value*	*Retained Earnings*	*Total*
Balances at September 30, 2001	2,066,441	$ 68,881	$ 702,948	$16,223,221	$16,995,050
Purchases and cancellation of common shares	(291)	(10)	(4,100)	–	(4,110)
Issuance of common shares to ESOP	8,157	272	118,412	–	118,684
Issuance of common shares to directors for services	5,116	171	79,383	–	79,554
Dividends declared ($.28 per share)	–	–	–	(578,943)	(578,943)
Net income	–	–	–	343,059	343,059
Balances at September 30, 2002	2,079,423	69,314	896,643	15,987,337	16,953,294
Purchases and cancellation of common shares	(54)	(2)	(776)	–	(778)
Issuance of common shares to ESOP	6,642	222	152,676	–	152,898
Issuance of common shares to directors for services	3,090	103	43,343	–	43,446
Dividends declared ($.28 per share)	–	–	–	(582,797)	(582,797)
Net income	–	–	–	5,961,622	5,961,622
Balances at September 30, 2003	2,089,101	$ 69,637	$1,091,886	$21,366,162	$22,527,685

See accompanying notes.

Consolidated Statements of Cash Flows

	Year ended September 30		
	2003	*2002*	*2001*
Operating Activities			
Net income	$ 5,961,622	$ 343,059	$ 4,267,386
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	(46,500)	–	–
Depreciation, depletion, amortization, and impairment	6,475,677	6,962,013	2,519,496
Deferred income taxes	1,676,000	(453,000)	1,444,000
Deferred lease bonus	67,673	8,744	30,771
Exploration costs	469,224	417,971	947,046
Gain on sale of assets	(38,378)	(179,037)	–
Equity in earnings of partnerships	(133,836)	(77,015)	–
Common stock issued to Employee Stock Ownership Plan	152,898	118,684	96,736
Cash provided (used) by changes in assets and liabilities, net of amounts acquired in Wood Oil acquisition:			
Oil and gas sales receivables	(1,456,628)	191,908	389,052
Prepaid expenses and other	(111,713)	655,501	(294,872)
Accounts payable and accrued liabilities	61,604	(517,696)	152,677
Income taxes payable	120,725	10,063	(249,327)
Total adjustments	7,236,746	7,138,136	5,035,579
Net cash provided by operating activities	13,198,368	7,481,195	9,302,965
Investing Activities			
Capital expenditures, including dry hole costs	(9,195,916)	(6,967,767)	(9,486,994)
Acquisition of Wood, net of cash acquired	–	(15,229,466)	–
Distributions received from partnerships	252,856	191,685	–
Investment in partnerships	(45,000)	(90,000)	–
Proceeds from sale of assets	76,772	1,371,272	–
Escrow deposit and payments related to Wood Oil acquisition	–	–	(3,860,027)
Net cash used in investing activities	(8,911,288)	(20,724,276)	(13,347,021)
Financing Activities			
Borrowings under debt agreement	$ 1,525,000	$18,100,000	$ 4,050,000
Payments of loan principal	(4,878,335)	(4,130,000)	–
Purchase and cancellation of common shares	(778)	(4,110)	(1,860)
Payments of dividends	(582,797)	(578,943)	(721,026)
Net cash provided by (used in) financing activities	(3,936,910)	13,386,947	3,327,114
Increase (decrease) in cash and cash equivalents	350,170	143,866	(716,942)
Cash and cash equivalents at beginning of year	242,836	98,970	815,912
Cash and cash equivalents at end of year	$ 593,006	$ 242,836	$ 98,970
Supplemental Disclosures of Cash Flow Information			
Interest paid	$ 727,153	$ 829,430	$ 36,798
Income taxes paid, net of refunds received	456,338	(215,687)	699,464

See accompanying notes.


PANHANDLE
ROYALTY
COMPANY

September 30, 2003, 2002 and 2001

1. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Panhandle Royalty Company and its wholly owned subsidiaries after elimination of all material intercompany transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all demand deposits and funds invested in short-term investments with original maturities of three months or less.

Oil and Gas Sales and Gas Imbalances

The Company sells oil and natural gas to various customers, recognizing revenues as oil and gas is produced and sold. The Company uses the sales method of accounting for gas imbalances in those circumstances where it has underproduced or overproduced its ownership percentage in a property. Under this method, a receivable or liability is recorded to the extent that an underproduced or overproduced position in a reservoir cannot be recouped through the production of remaining reserves. At September 30, 2003 and 2002, the Company had no material gas imbalances.

Charges for gathering and transportation are included in lease operating expenses and production taxes.

Concentration of Credit Risk

Substantially all of the Company's accounts receivable are due from purchasers of oil and natural gas or operators of the oil and gas properties. Oil and natural gas sales are generally unsecured. The Company has not experienced significant credit losses in prior years and is not aware of any significant uncollectible accounts at September 30, 2003.

1. Summary of Significant Accounting Policies (continued)

Oil and Gas Producing Activities

The Company follows the successful efforts method of accounting for oil and gas producing activities. Intangible drilling and other costs of successful wells and development dry holes are capitalized and amortized. The costs of exploratory wells are initially capitalized, but charged against income if and when the well is determined to be nonproductive. Oil and gas mineral and leasehold costs are capitalized when incurred.

Depreciation, Depletion, Amortization, and Impairment

Depreciation, depletion, and amortization of the costs of producing oil and gas properties are generally computed using the units of production method primarily on a separate property basis using proved reserves as estimated annually by an independent petroleum engineer. Depreciation of furniture and fixtures is computed using the straight-line method over estimated productive lives of five to eight years.

Nonproducing oil and gas properties include nonproducing minerals, which have a net book value of $6,930,687 at September 30, 2003, consisting of perpetual ownership of mineral interests in several states, including Oklahoma, Texas and New Mexico. These costs are being amortized over a thirty-three year period using the straight-line method. An ultimate determination of whether these properties contain recoverable reserves in economical quantities is expected to be made within this time frame. Impairment of nonproducing oil and gas properties is recognized based on experience and management judgment.

In accordance with the provisions of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company recognizes impairment losses for long-lived assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are based on discounted future cash flows. The Company's oil and gas properties were reviewed for indicators of impairment on a field-by-field basis, resulting in the recognition of impairment provisions of $692,220, $1,116,234, and $848,535, respectively, for 2003, 2002 and 2001. The majority of the impairment recognized in these years relates to fields comprised of a small number of properties or single wells on which the Company does not expect sufficient future net cash flow to recover its carrying cost.

Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* (SFAS No. 143). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount



1. Summary of Significant Accounting Policies (continued)

of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method and the liability should be accreted to its face amount. The Company adopted SFAS No. 143 on October 1, 2002. The primary impact of this standard relates to oil and gas wells on which the Company has a legal obligation to plug and abandon the wells. Prior to SFAS No. 143, the Company had not recorded an obligation for these plugging and abandonment costs due to its assumption that the salvage value of the surface equipment would offset the cost of dismantling the facilities and carrying out the necessary clean-up and reclamation activities. The adoption of SFAS No. 143 on October 1, 2002, resulted in a net increase to Property and Equipment and Asset Retirement Obligations of approximately $481,000 and $406,000, respectively, as a result of the Company separately accounting for salvage values and recording the estimated fair value of its plugging and abandonment obligations on the balance sheet. The increase in expense resulting from the accretion of the asset retirement obligation and the depreciation of the additional capitalized well costs was substantially offset by the decrease in depreciation from the Company's consideration of the estimated salvage values in the calculation.

Environmental Costs

Environmental liabilities, which historically have not been material, are recognized when it is probable that a loss has been incurred and the amount of that loss is reasonably estimable. Environmental liabilities, when accrued, are based upon estimates of expected future costs. At September 30, 2003, there were no such costs accrued.

Earnings Per Share of Common Stock

Basic earnings per share (EPS) is calculated using net income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The treasury stock method is used to calculate dilutive shares, which reduces the gross number of dilutive shares (see Note 5).

Stock-based Compensation

The Company applies APB Opinion No. 25 in accounting for its Deferred Compensation Plan for Outside Directors. Under APB No. 25, compensation cost is recognized for changes in the fair value of the stock credited to each director's account at the fair market value of the stock at the date of grant. The shares are then adjusted for changes in the shares market value subsequent to the date of grant until the conversion date (see Note 7).

1. Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, receivables, prepaid expenses, accounts payable, and accrued liabilities approximate their fair values due to the short maturity of these instruments. The fair value of Company's long-term debt approximates its carrying amount due to the interest rate on the Company's term-loan being a fixed rate which approximated market rates at September 30, 2003, the remaining borrowings bear interest at a variable rate.

Recently Issued Accounting Pronouncements

In June 2002, FASB issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 had no material impact on the Company's financial position or results of operations and is currently not expected to in the near term.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on *Derivative Instruments and Hedging Activities*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this Statement had no impact on the financial position or results of operation of the Company and is currently not expected to in the near term.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Under SFAS 150, mandatorily redeemable financial instruments, obligations to repurchase the issuer's shares by transferring assets and certain obligations to issue a variable number of shares to settle that obligation must be classified as liabilities on the balance sheet and initially recorded at fair value. SFAS 150 is effective for the Company for financial instruments entered into or modified after May 31, 2003, and on July 1, 2003, for most previously existing financial instruments. In November 2003, the FASB voted to defer indefinitely the effective date for certain mandatorily redeemable non-controlling interests (MRNI) associated with finite-lived subsidiaries. For all other MRNIs, the effective date was deferred to November 5, 2003. The adoption of SFAS 150 did not impact our financial position, results of operations or net cash flows as the Company currently does not use any of the financial instruments subject to this statement.



1. Summary of Significant Accounting Policies (continued)

In November 2002, the FASB issued FASB Interpretation (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 clarifies the requirements of SFAS 5, *Accounting For Obligations*, relating to a guarantor's accounting for, and disclosure of the issuance of certain types of guarantees. The adoption of FIN 45 did not impact the Company's financial position, results of operations or net cash flows as the Company currently does not have any guarantees.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities, An Interpretation of Accounting Research Bulletin No. 51*. The primary objectives of FIN 46 are to provide guidance on how to identify entities for which control is achieved through means other than through voting rights (variable interest entities (VIE)) and how to determine when and which business enterprises should consolidate the VIE. This new model for consolidation applies to an entity in which either (1) the equity investors do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 applies immediately to VIEs created after January 31, 2003, or to VIEs obtained after that date. For variable interests held in VIEs acquired prior to February 1, 2003, FIN 46 was originally effective July 1, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 for VIEs created prior to February 1, 2003, to the first reporting period after December 15, 2003. The adoption of this interpretation is not anticipated to have a material impact on the Company's financial position, results of operations or net cash flows because the Company currently is not a primary beneficiary of a VIE.

2. Acquisition of Wood Oil Company

On October 1, 2001, the Company acquired 100% of the outstanding common stock of Wood Oil Company (Wood). The acquisition was made pursuant to an Agreement and Plan of Merger among the Company, PHC, Inc. and Wood Oil Company, dated August 9, 2001. Wood merged with Panhandle's wholly owned subsidiary PHC, Inc., on October 1, 2001, with Wood being the surviving Company. Prior to the acquisition, Wood was a privately held company engaged in oil and gas exploration and production and fee mineral ownership and owned interests in certain oil and gas and real estate partnerships and owned an office building in Tulsa, Oklahoma. Subsequent to the acquisition, Wood has continued to operate as a subsidiary of Panhandle and personnel were moved to Oklahoma City in early 2002. Wood and its shareholders were unrelated parties to Panhandle.

The Company's decision to acquire Wood was the result of desired growth in the Company's asset base of producing oil and gas reserves and fee mineral acreage. Wood's oil and gas activity, fee minerals and operating philosophy, in general, had been very similar to the Company's.

Wood's mineral acreage ownership and leasehold position as well as its producing oil and gas properties are located in the same general areas as the Company's. In several cases, both companies owned interests

2. Acquisition of Wood Oil Company (continued)

in existing producing wells and several developing fields. The Company intends to actively pursue drilling opportunities on Wood's properties.

Funding for the acquisition was obtained from BancFirst of Oklahoma City, Oklahoma in the form of a $20 million five-year term loan. Three million of Wood's cash was used to reduce Panhandle's debt on the date of closing.

The operations of Wood, since October 1, 2001, are included in the accompanying consolidated financial statements.

The following table sets forth the allocation of the purchase price to the assets and liabilities acquired:

Cash	$ 3,759,000
Other current assets	1,260,000
Land and buildings held for sale	750,000
Oil and gas properties – proved	17,550,000
Minerals:	
Producing	925,000
Nonproducing	3,491,000
Other property and equipment	43,000
Investments in partnerships and other assets	1,731,000
Total assets acquired	29,509,000
Current liabilities	(853,000)
Deferred income taxes	(5,808,000)
Total liabilities assumed	(6,661,000)
Net assets acquired	$ 22,848,000

In April 2002, the Company sold the land and building and its interest in two partnerships resulting in net proceeds of approximately $1.4 million of which $800,000 were used to pay down long term debt. Other revenues in the accompanying consolidated income statement include a gain of $56,487 on the sale of the building and a gain of $122,550 on the sale of the two partnerships.

The following unaudited proforma results of operations give effect to the acquisition as if consummated on October 1, 2000. The data reflects adjustments of the historical Wood results for depreciation and amortization of the property and equipment acquired, adjustments of expenses resulting from contractual requirements of the acquisition agreement, incremental interest expense relating to bank borrowing used to finance the purchase and income taxes. Total revenues for 2001 include non-recurring gains



2. Acquisition of Wood Oil Company (continued)

on asset sales of $2.1 million. The pro forma adjustments are based upon available information and assumptions that management of the Company believes are reasonable. The pro forma results of operations data does not purport to represent the results of operations that would have occurred had such transaction been consummated on October 1, 2000, or the Company's results of operation for any future date or period.

	Year ended September 30, 2001
Total revenues	$ 25,234,054
Net income	$ 8,927,780
Diluted earnings per share	$ 4.27

3. Income Taxes

The Company's provision for income taxes is detailed as follows:

	2003	*2002*	*2001*
Current:			
Federal	$ 521,000	$ 150,000	$ 160,000
State	20,000	10,000	(4,000)
	541,000	160,000	156,000
Deferred:			
Federal	1,607,000	(390,000)	1,232,000
State	69,000	(63,000)	212,000
	1,676,000	(453,000)	1,444,000
	$ 2,217,000	$ (293,000)	$ 1,600,000

The difference between the provision for income taxes and the amount which would result from the application of the federal statutory rate to income before provision for income taxes is analyzed below:

	2003	*2002*	*2001*
Provision for income taxes at statutory rate	$ 2,762,324	$ 17,521	$ 2,053,587
Percentage depletion	(653,947)	(201,600)	(559,668)
Tight-sands gas credits	(20,000)	(77,404)	(47,114)
State income taxes, net of federal benefit	57,850	(34,419)	141,099
Other	70,773	2,902	12,096
	$ 2,217,000	$ (293,000)	$ 1,600,000

3. Income Taxes (continued)

Deferred tax assets and liabilities, resulting from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, consist of the following:

	2003	2002
Deferred tax liabilities:		
Financial bases in excess of tax bases, including intangible drilling costs capitalized for financial purposes and expensed for tax purposes	$ 11,744,000	$ 11,210,000
Deferred tax assets:		
Percentage depletion and alternative minimum tax credit carry forwards	991,000	1,950,000
Financial charges which are deferred for tax purposes	438,000	621,000
	1,429,000	2,571,000
Net deferred tax liabilities	$ 10,315,000	$ 8,639,000

4. Long-Term Debt

Long-term debt consisted of the following at September 30:

	2003	2002
Revolving line of credit	$ 5,500,000	$ 1,350,000
Term loan	9,166,665	16,670,000
	14,666,665	18,020,000
Current maturities of long-term debt	2,000,004	3,996,000
	$ 12,666,661	$ 14,024,000

On March 25, 2003, the Company amended its Loan Agreement with BancFirst of Oklahoma City, Oklahoma. The Agreement consists of a term loan in the amount of $10,000,000 and a revolving loan in the amount of $15,000,000, which is subject to a semi-annual borrowing base determination. The current borrowing base under the Agreement is $22,500,000. The term loan matures on April 1, 2008, and the revolving loan matures on April 1, 2005. Monthly payments on the term loan are $166,667, plus accrued interest, beginning on May 1, 2003. Borrowings under the revolving loan are due at maturity. Interest on the term loan is fixed at 4.56% until maturity. The revolving loan bears interest



4. Long-Term Debt (continued)

at the national prime rate minus ¾% (3.25% at September 30, 2003) or LIBOR (for one, three or six month periods), plus 1.80%. The Company, at September 30, 2003, has elected a six month LIBOR rate (aggregate of 2.98%).

The total outstanding borrowings under both the term loan and the revolving line of credit may not exceed the borrowing base which is $22.5 million as of September 30, 2003. Subsequent determinations of the borrowing base are made semi-annually or whenever the bank, in its sole discretion, believes that there has been a material change in the value of the oil and gas properties. The loan agreement contains customary covenants which, among other things, require periodic financial and reserve reporting and limit the Company's incurrence of indebtedness, liens, dividends and acquisitions of treasury stock, and require the Company to maintain certain financial ratios. At September 30, 2003, the Company was in compliance with the covenants. Certain of the Company's oil and gas properties secure the debt.

The amount of required principal payments for the next five years as of September 30, 2003, are as follows: 2004–$2,000,004, 2005–$7,500,004, 2006–$2,000,004, 2007–$2,000,004 and 2008–$1,166,649.

5. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share. The Company's diluted earnings per share calculation takes into account certain shares that may be issued under the Non-Employee Directors' Deferred Compensation Plan (see Note 7).

	Year ended September 30,		
	2003	*2002*	*2001*
Numerator for primary and diluted earnings per share:			
Net income	$ 5,961,622	$ 343,059	$ 4,267,386
Denominator:			
For basic earnings per share—weighted average shares	2,081,372	2,067,872	2,060,109
Effect of potential diluted shares:			
Directors' deferred compensation shares	22,341	22,100	24,935
Denominator for diluted earnings per share—adjusted weighted average shares and potential shares	2,103,713	2,089,972	2,085,044

6. Employee Stock Ownership Plan

The Company has an employee stock ownership plan that covers substantially all employees and is established to provide such employees with a retirement benefit. These benefits become fully vested after three years of employment. Contributions to the plan are at the discretion of the Board of Directors and can be made in cash (none in 2003, 2002 or 2001) or the Company's common stock. For contributions of common stock, the Company records as expense, the fair market value of the stock at the time of contribution. The 129,904 shares of the Company's common stock held by the plan as of September 30, 2003, are allocated to individual participant accounts, are included in the weighted average shares outstanding for purposes of earnings per share computations and receive dividends. Contributions to the plan consisted of:

Year	*Shares*	*Amount*
2003	6,911	$ 156,978
2002	8,157	$ 118,684
2001	6,381	$ 96,736

7. Deferred Compensation Plan for Directors

Effective November 1, 1994, the Company formed the Panhandle Royalty Company Deferred Compensation Plan for Non-Employee Directors (the Plan). The Plan provides that each eligible director can individually elect to receive shares of Company stock rather than cash for board meeting fees and board committee meeting fees. These shares are unissued and vest at the date of grant. The shares are credited to each director's deferred fee account at the fair market value of the stock at the date of grant and are adjusted for changes in market value subsequent thereto. Upon retirement, termination or death of the director, or upon change in control of the Company, the shares accrued under the Plan will be either issued to the director or may be converted to cash, at the director's discretion, for the fair market value of the shares on the conversion date as defined by the Plan. As of September 30, 2003, 22,908 shares (22,100 shares at September 30, 2002) are included in the Plan. The Company has accrued $519,783 at September 30, 2003 ($321,555 at September 30, 2002) in connection with the Plan ($241,673, $23,095, and $70,570 was charged to the results of operations for the years ended September 30, 2003, 2002 and 2001, respectively, and is included in general and administrative expense in the accompanying income statement).


PANHANDLE
ROYALTY
COMPANY

8. Information on Oil and Gas Producing Activities

All oil and gas producing activities of the Company are conducted within the United States (principally in Oklahoma) and represent substantially all of the business activities of the Company.

During 2003, 2002 and 2001 approximately 14%, 17%, and 23%, respectively, of the Company's total revenues were derived from gas sales to ONEOK, Inc. The Company also has interests in a field of properties, the production on which accounted for approximately 9%, 12%, and 15% of the Company's revenues in 2003, 2002 and 2001, respectively.

Aggregate Capitalized Costs

The aggregate amount of capitalized costs of oil and gas properties and related accumulated depreciation, depletion, and amortization as of September 30 is as follows:

	2003	*2002*
Producing properties	$ 65,342,062	$ 58,697,095
Nonproducing properties	9,610,757	9,754,336
	74,952,819	68,451,431
Accumulated depreciation, depletion and amortization	(31,386,538)	(27,583,242)
Net capitalized costs	$ 43,566,281	$ 40,868,189

Costs Incurred

During the reporting period, the Company incurred the following costs in oil and gas producing activities:

	2003	*2002*	*2001*
Property acquisition costs (A)	$ 127,058	$ 219,306	$ 194,645
Exploration costs	1,412,653	1,080,951	3,839,009
Development costs	7,818,988	5,637,430	5,447,423
	$ 9,358,699	$ 6,937,687	$ 9,481,077

(A) Excludes Wood Oil acquisition in 2002 as set forth in Note 2, the cost of which, net of cash acquired, was $15,229,466.

9. Supplementary Information on Oil and Gas Reserves (Unaudited)

The following unaudited information regarding the Company's oil and natural gas reserves is presented pursuant to the disclosure requirements promulgated by the Securities and Exchange Commission (SEC) and SFAS No. 69, *Disclosures About Oil and Gas Producing Activities.*

Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Because the Company's nonproducing mineral and leasehold interests consist of various small interests in numerous tracts located primarily in Oklahoma, New Mexico, and Texas, it is not economically feasible for the Company to provide estimates of all proved undeveloped reserves. The Company directs its independent petroleum engineering firm to include proved undeveloped reserves in certain areas of Oklahoma and New Mexico in the scope of properties which are evaluated for the Company.

The Company's net proved (including certain undeveloped reserves described above) oil and gas reserves, all of which are located in the United States, as of September 30, 2003, 2002 and 2001, have been estimated by Campbell & Associates, Inc., an independent petroleum engineering firm. All studies have been prepared in accordance with regulations prescribed by the Securities and Exchange Commission. The reserve estimates were based on economic and operating conditions existing at September 30, 2003, 2002 and 2001. Since the determination and valuation of proved reserves is a function of testing and estimation, the reserves presented should be expected to change as future information becomes available.

9. Supplementary Information on Oil and Gas Reserves (Unaudited) (continued)

Estimated Quantities of Proved Oil and Gas Reserves

Net quantities of proved, developed, and undeveloped oil and gas reserves are summarized as follows:

	Proved Reserves	
	Oil (Mbarrels)	*Gas (Mmcf)*
September 30, 2000	660	14,389
Revisions of previous estimates	(47)	(2,178)
Extensions and discoveries	132	7,685
Production	(69)	(2,208)
September 30, 2001	676	17,688
Revisions of previous estimates	(38)	745
Purchases of reserves in place	487	8,519
Extensions and discoveries	123	5,061
Production	(133)	(3,897)
September 30, 2002	1,115	28,116
Revisions of previous estimates (1)	(289)	(1,953)
Extensions and discoveries	123	6,033
Production	(113)	(3,926)
September 30, 2003	836	28,270

(1) Revisions of oil reserves and some associated gas reserves were principally a result of changes in reserves associated with properties in the Dagger Draw Field of New Mexico, which will be converted to a waterflood in 2004. Gas reserve revisions resulted from properties which were drilled in the prior year and now have actual performance to guide the projections, rather than the limited data available in the first few months a property comes on production.

	Proved Developed Reserves		*Proved Undeveloped Reserves*	
	Oil (Mbarrels)	*Gas (Mmcf)*	*Oil (Mbarrels)*	*Gas (Mmcf)*
September 30, 2000	409	11,585	251	2,804
September 30, 2001	413	13,236	263	4,452
September 30, 2002	821	22,896	294	5,220
September 30, 2003	703	23,600	133	4,670

The above reserve numbers are net of approximately 1.2 bcf of CO2 gas reserves owned by the Company.

9. Supplementary Information on Oil and Gas Reserves (Unaudited) (continued)

Standardized Measure of Discounted Future Net Cash Flows

Estimates of future cash flows from proved oil and gas reserves, based on current prices and costs, as of September 30 are shown in the following table. Estimated income taxes are calculated by (i) applying the appropriate year-end tax rates to the estimated future pretax net cash flows less depreciation of the tax basis of properties and statutory depletion allowances and (ii) reducing the amount in (i) for estimated tax credits to be realized in the future for gas produced from "tight-sands" through December 31, 2002.

	2003	*2002*	*2001*
Future cash inflows	$148,633,837	$123,668,010	$ 48,294,240
Future production costs	29,036,188	25,022,170	9,355,230
Future development costs	3,856,341	3,991,185	2,999,402
Future net cash inflows before future income tax expenses	115,741,308	94,654,655	35,939,608
Future income tax expense	31,736,989	25,831,291	9,381,868
Future net cash flows	84,004,319	68,823,364	26,557,740
10% annual discount	30,034,435	24,878,417	8,927,795
Standardized measure of discounted future net cash flows	$ 53,969,884	$ 43,944,947	$ 17,629,945

Changes in the standardized measure of discounted future net cash flows are as follows:

	2003	*2002*	*2001*
Beginning of year	$ 43,944,947	$ 17,629,945	$ 30,861,314
Changes resulting from:			
Sales of oil and gas, net of production costs	(18,084,626)	(10,079,305)	(10,774,266)
Net change in sales prices and production costs	20,300,852	15,794,503	(17,851,098)
Net change in future development costs	87,405	(665,685)	(1,154,469)
Extensions and discoveries	15,315,189	10,313,163	10,190,264
Revisions of quantity estimates	(8,291,358)	885,028	(2,981,154)
Purchases of reserves-in-place	–	19,370,609	–
Accretion of discount	6,135,420	2,412,266	4,295,702
Net change in income taxes	(4,134,614)	(10,933,161)	6,185,986
Change in timing and other, net	(1,303,331)	(782,416)	(1,142,334)
Net change	10,024,937	26,315,002	(13,231,369)
End of year	$ 53,969,884	$ 43,944,947	$ 17,629,945



10. Quarterly Results of Operations (Unaudited)

The following is a summary of the Company's unaudited quarterly results of operations.

	Fiscal 2003 Quarter Ended			
	December 31	*March 31*	*June 30*	*September 30*
Revenues	$4,463,748	$6,980,939	$5,662,139	$5,349,212
Income before provision for income taxes and cumulative effect of accounting change	829,981	3,323,674	2,193,583	1,777,244
Income before cumulative effect of accounting change	604,981	2,320,674	1,538,583	1,443,244
Net income	651,481	2,320,674	1,538,583	1,450,884
Basic earnings per share	$ .31	$ 1.12	$ .74	$ .69
Diluted earnings per share	$ .31	$ 1.10	$ .73	$ .69

	Fiscal 2002 Quarter Ended			
	December 31	*March 31*	*June 30*	*September 30*
Revenues	$ 3,330,561	$2,745,824	$ 3,792,994	$ 3,722,018
Income (loss) before provision for income taxes	(102,237)	(397,025)	623,684	(74,363)
Net income (loss) (A)	(76,856)	(287,123)	453,684	253,354
Basic earnings (loss) per share	$ (.04)	$ (.14)	$ .22	$ .13
Diluted earnings (loss) per share	$ (.04)	$ (.14)	$ .22	$ .12

(A) The quarter ended September 30, 2002, reflects a change in estimate associated with the Company's income tax provision resulting from the determination of actual percentage depletion and tight sands gas credits available to reduce the Company's taxable income.


...the United States will
have an increasing demand and
decreasing deliverability of
natural gas over the next six
to seven years...

Panhandle Royalty Company Board of Directors







H. Grant Swartzwelder, Robert A. Reece, Ben D. Hare, H W Peace II, Robert O. Lorenz, Michael A. Cawley, Jerry L. Smith, E. Chris Kauffman

Board of Directors & Officers

BOARD OF DIRECTORS

Michael A. Cawley
Samuel Roberts
Noble Foundation, Inc.

Ben D. Hare
Cazador Enterprises, LLC
Legends Exploration, LP

E. Chris Kauffman
Campbell-Kauffman
Insurance Agency

Robert O. Lorenz
Retired

H W Peace II
President and
Chief Executive Officer

Robert A. Reece
Attorney

Jerry L. Smith
Chairman of the Board
Smith Capital Corporation

H. Grant Swartzwelder
Petrogrowth Advisors

Form 10-K
A copy of the annual report to the Securities and Exchange Commission on Form 10-K is available upon request made to:

Michael C. Coffman, Secretary
Panhandle Royalty Company
5400 N. Grand Blvd., Suite 210
Oklahoma City, Oklahoma 73112
(or the 10-K can be viewed on the Company's web site)

Phone: (405) 948-1560
Fax: (405) 948-1063
www.panra.com

OFFICERS

H W Peace II
President and Chief Executive Officer

Michael C. Coffman
Vice President
Chief Financial Officer
Secretary and Treasurer

Wanda C. Tucker
Vice President, Land

COUNSEL

Lon Foster, III
Fellers, Snider, Blankenship,
Bailey & Tippens, P.C.

SUBSIDIARY

Wood Oil Company

STOCK EXCHANGE

American Stock Exchange
Symbol: PHX

INDEPENDENT AUDITORS

Ernst & Young LLP
Oklahoma City, Oklahoma

STOCK TRANSFER & DIVIDEND PAYING AGENT

UMB Bank
Kansas City, Missouri